Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

May 30, 2024

The following changes were made in this Amendment:

Changes to Principals

Clare Louise Francis – Added as Director

Changes to Schedule B, Section II Item 13B

BANCO B3 S.A. – Added as Custody, Clear, or Settle entity

SKANDINAVISKA ENSKILDA BANKEN AB in LATVIA – Terminated as Custody, Clear, or Settle entity

SKANDINAVISKA ENSKILDA BANKEN AB in LITHUANIA – Terminated as Custody, Clear, or Settle entity